Exhibit 99.1

Company Overview January 2022

Disclaimer and Cautionary Note on Forward - Looking Statements The following presentation has been prepared by Adagene Inc . (“ Adagene ” or the “Company”) solely for informational purposes and should not be construed to be, directly or indirectly, in whole or in part, an offer to buy or sell and/or an invitation and/or a recommendation and/or a solicitation of an offer to buy or sell any security or instrument or to participate in any investment or trading strategy, nor shall any part of it form the basis of, or be relied on in connection with, any contract or investment decision in relation to any securities or otherwise . This presentation does not contain all relevant information relating to the Company or its securities, particularly with respect to the risks and special considerations involved with an investment in the securities of the Company . Nothing contained in this document shall be relied upon as a promise or representation as to the past or future performance of the Company . Past performance does not guarantee or predict future performance . You acknowledge that any assessment of the Company that may be made by you will be independent of this document and that you will be solely responsible for your own assessment of the market and the market position of the Company and that you will conduct your own analysis and be solely responsible for forming your own view of the potential future performance of the business of the Company . This document contains certain statements that constitute forward - looking statements within the meaning of Section 27 A of the Securities Act of 1953 , as amended, and Section 21 E of the Securities Exchange Act of 1934 , as amended, with respect to the Company’s future financial or business performance, anticipated clinical activities and development, strategies or expectations . These statements typically contain words such as “believe,” “may,” “will,” “could,” “expects” and “anticipates” and words of similar import . Any statement in this document that is not a statement of historical fact is a forward - looking statement and involves known and unknown risks, uncertainties and other factors which may cause the Company's actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by such forward - looking statements . Such forward - looking statements including statements regarding the potential implications of clinical data for patients, and Adagene’s advancement of, and anticipated clinical activities, clinical development, regulatory milestones, and commercialization of its product candidates . Actual results may differ materially from those indicated in the forward - looking statements as a result of various important factors, including but not limited to Adagene’s ability to demonstrate the safety and efficacy of its drug candidates ; the clinical results for its drug candidates, which may not support further development or regulatory approval ; the content and timing of decisions made by the relevant regulatory authorities regarding regulatory approval of Adagene’s drug candidates ; Adagene’s ability to achieve commercial success for its drug candidates, if approved ; Adagene’s ability to obtain and maintain protection of intellectual property for its technology and drugs ; Adagene’s reliance on third parties to conduct drug development, manufacturing and other services ; Adagene’s limited operating history and Adagene’s ability to obtain additional funding for operations and to complete the development and commercialization of its drug candidates ; Adagene’s ability to enter into additional collaboration agreements beyond its existing strategic partnerships or collaborations, and the impact of the COVID - 19 pandemic on Adagene’s clinical development, commercial and other operations, as well as those risks more fully discussed in the “Risk Factors” section in Adagene’s filings with the U . S . Securities and Exchange Commission . There can be no assurance that the results and events contemplated by the forward - looking statements contained herein will in fact occur . None of the future projections, expectations, estimates or prospects in this document should be taken as forecasts or promises nor should they be taken as implying any indication, assurance or guarantee that the assumptions on which such future projections, expectations, estimates or prospects have been prepared are correct or exhaustive or, in the case of assumptions, fully stated in the document . The Company also cautions that forward - looking statements are subject to numerous assumptions, risks and uncertainties, which change over time and which may be beyond the Company’s control . This presentation concerns product candidates that are or have been under clinical investigation and which have not yet been approved for marketing by the U . S . Food and Drug Administration, European Medicines Agency, The China National Medical Products Administration, or other foreign regulatory authorities . These product candidates are currently limited by U . S . Federal law to investigational use, and no representations are made as to their safety or effectiveness for the purposes for which they are being investigated . This document speaks as of January 12 , 2022 . Neither the delivery of this document nor any further discussions of the Company with any of the recipients shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since that date . Adagene undertakes no obligation to publicly update or revise any forward - looking statements, whether as a result of new information, future events or otherwise, except as may be required by law . 2

Our Goal at Adagene (Ada + Gene) We are leveraging our AI - powered Dynamic Precision Library (DPL) to bring highly differentiated antibody - based drugs to cancer patients worldwide 3

Our Story: AI - Powered Adaptation Rooted in Science 4 • Ada Lovelace is the mathematician who invented the first computational algorithm • Gene inherited through millions of years of evolution for survival Ada Gene + to engage dynamically between antibody and antigen to target the conserved epitope of a target across different species to enable seamless animal to human studies for accelerated development x Adaptation by AI - Powered Directed Evolution for Prosperity

Highlights

AI Powered DPL Platform

Three-Body Technologies

NEObody, SAFEbody, POWERbody

Leadership


ADAGENE

NEObody™

ADG106, ADG116

Partnerships

SAFEbody®

ADG126, anti-CD47 (IgG1) in IND-enabling

POWERbody™

4 in IND-enabling, including a CD20xCD3 bispecific T-Cell Engager (TCE) and a solid tumor target xCD3

5 | ADAGENE

Disruptive Technologies For Tailor-Made Antibody Therapeutics

NEObody™



Adaptive Binding between CD137 and ADG106

SAFEbody®



Precision Masking for Antibody Safety

POWERbody™


Normal Cells
TME
Cancer Cells

Empowered SAFEbody in different modalities

6 | ADAGENE

A Robust, Transformative Pipeline of Wholly - Owned Assets* Program & Technology Target Development stage Rights Discovery IND Enabling Ph 1 Ph 2 Pivotal ADG106 NEO CD137 Global ADG116 NEO CTLA - 4 Global ADG126 SAFE CTLA - 4 Global ADG152 POWER CD20xCD3 Global ADG153 SAFE CD47 Global 3 Undisclosed POWER Various Global >50 Undisclosed Various Global * Two additional candidates derived from Adagene’s AI - powered antibody platform are in development by other entities. These include ADG104, an anti - PD - L1 antibody in phase 2 development by Sanjin , and ADG125, an antibody targeting CSF - 1R in phase 1 development by Dragon Boat BioPharmaceutical . 7

2021 Progress


Ipilimu
mab
ADG116

- ✓ Advanced two anti-CTLA-4 programs (ADG116/126) through monotherapy dose escalation and started cohort expansion across multiple regions and countries



- ✓ Demonstrated early signs of efficacy with anti-CTLA-4 NEObody™ (ADG116) and SAFEbody® (ADG126) in treatment-resistant tumors



- ✓ Advanced anti-CD137 (ADG106) program in combination with anti-PD-1 therapy in China, and initiated investigator collaboration in Singapore with nivolumab for advanced NSCLC with exploratory biomarker studies in response to ADG106 combination treatment
- ✓ Finalized clinical agreements and protocols with Merck to conduct combination trials with anti-PD-1, pembrolizumab
- ✓ Presented preclinical data on two highly differentiated new transformative programs: CD20XCD3 (ADG152) and anti-CD47 (ADG153-IgG1)
- ✓ Advanced SAFEbody candidates in Exelixis collaboration, triggering $3M milestone payment
- ✓ Second partnered program (ADG125) advanced into clinic by Dragon Boat Biopharmaceutical

MERCK

EXELIXIS

8 | ADAGENE

2022 Expected Milestones & Outlook - Demonstrate single - agent activity for anti - CTLA - 4 programs (ADG116/126) - Demonstrate safety and preliminary efficacy for anti - CTLA - 4 programs with anti - PD - 1 therapy - Establish safety profile for novel combination of wholly - owned anti - CTLA - 4 and anti - CD137 (ADG106) - Show synergistic effect of anti - CD137 with anti - PD - 1 therapy in biomarker - enriched tumors - Submit filings to advance two or more candidates to clinic, and expand programs into IND - enabling phase - Continue efficient discovery operations, with >50 projects underway - Complete a potential major collaboration 9 5 Programs in IND - enabling studies 5 Clinical Programs (2 partnered) >50 Programs in Discovery

Three Wholly - Owned, Tailor - Made Antibodies in Clinic NEObody Ρ • Unique epitope triggers a softer ligand blocking and stronger regulatory T - cell depletion • ~25 patients in Ph1 dose escalation; dosing at 10 mg/kg complete • Cohort expansion increased to 10 mg/kg • Ph1b/2 combos with toripalimab and pembrolizumab NEObody Ρ • Unique epitope binding aims to balance safety and efficacy • >100 patients enrolled for Ph1 mono and Ph1b/2 combo with toripalimab • Two additional Ph1b/2 combos with nivolumab and pembrolizumab • Novel combo with ADG116/126 SAFEbody ® • Adds mask to epitope binding site, further enhancing safety • ~16 patients in Ph1 dose escalation; dosing at 10 mg/kg complete • Cohort expansion at 10 mg/kg • Ph1b/2 combos with toripalimab and pembrolizumab ADG126: CTLA - 4 ADG116: CTLA - 4 ADG106: CD137 Ipilimumab ADG116 NEO - Epitope 10

ADG106: Anti-CD137 NEObody Program

Targeting a unique epitope of CD137/4-1BB pathway validated by CAR-T



Anti-CD137
mAb A
ADG106
(Adagene)
Anti-CD137
mAb B

Competitor A:

Inflammatory liver toxicity, despite initial signs of efficacy

Competitor B:

Improved safety profile, but less potent

- ✓ Well-tolerated with cohort expansion at 3 & 5mg/kg and at 300mg and 400mg flat doses in US and China
- ✓ Single agent clinical efficacy with 56% disease control rate (45 of 81 patients evaluated), including PR for a solid tumor patient R/R to PD-L1 therapy
- ✓ Proprietary biomarker identified with tumor shrinkage in 75% of biomarker positive patients
- ✓ Dose-dependent PD biomarkers: T and NK cells, sCD137
- ✓ Combination trials with anti-PD-1 ramping up targeting biomarker-enriched indications
- ✓ PD biomarker analyses of ongoing clinical trial with toripalimab showed a 2-fold greater immune activation than ADG106 alone*

* Data presented at ESMO-IO 2021 and summarized in press release issued December 6, 2021

11 | ADAGENE

ADG116: Anti-CTLA-4 NEObody Program

Targeting a unique epitope of CTLA-4 to overcome longstanding toxicity challenges



CTLA-4
Ipilimumab
ADG116 against neo-epitope of CTLA-4

- ✓ ADG116 targets a unique epitope with broad species cross-reactivity
- ✓ Novel MOA:
  - ✓ Potent Treg depletion via strong ADCC
  - ✓ Safer T-cell activation via softer blocking
- ✓ 5x more potent than commercially-approved CTLA-4 in head-to-head preclinical comparison and better safety with HNSTD of 30 mg/kg in monkey GLP Tox
- ✓ Phase 1b/2 data show strong single agent safety profile and early signs of efficacy in treatment resistant tumors such as ovarian and pancreatic*

* Data presented on 25 patients at ESMO-IO 2021 and summarized in press release issued December 6, 2021

12 | ADAGENE

ADG126: SAFEbody Anti - CTLA - 4 Program SAFEbody Technology enables further broadening of the therapeutic index x ADG126 targets a unique epitope with broad species cross - reactivity x Dosed up to 200 mg/kg in GLP tox study, potent single and combination therapies for syngeneic tumor models x ~16 patients enrolled x No DLTs up to 10 mg/kg after multiple cycles x Dose escalation being initiated at 20 mg/kg x Cohort expansion initiated at 10 mg/kg 13 • Potent Treg depletion via strong ADCC • Safer T - cell activation via softer blocking • Masked binding site with conditional activation in the tumor microenvironment

Building a Deep, Broad and Differentiated Pipeline, with 5 Candidates in IND-Enabling Studies and >50 in Discovery

- >50 programs across stages of discovery
- 5 POWERbody and SAFEbody programs in IND-enabling studies, including two presented at ASH 2021
- All 5 IND-enabling programs have a robust CMC profile with encouraging preclinical safety and efficacy data
- On track to submit more than 10 INDs or equivalent applications in the next three to five years

Multiple Antibody-based Modalities for Tailor Made Therapeutics



Novel Monoclonal | Bispecific T-cell engagers | Fc Empowered SAFEbody | Anti-CD47 (IgG1) SAFEbody | SAFEbody Antibody Drug Conjugates

14 ADAGENE

ADG152: Anti-CD20xCD3 is First Bispecific T-cell engager from POWERbody™ Platform

- Integrates SAFEbody precision masking technology to **minimize cytokine release syndrome** (CRS) and on-target/off-tumor toxicities for an **increased therapeutic index** (~10-fold higher)
- Enhanced binding to CD20; anti-CD3 arm has tailor-made affinity for CD3 with SAFEbody technology

✓ **Potency:** Antitumor activity as a single agent in the mouse xenograft tumor model

✓ **Safety: ~100-fold less CRS** than a plamotamab analog in monkeys

✓ **PK:** Improved half-life and area under the curve than a plamotamab analog in monkeys


ADG152 SAFEbody
CD20 binding site
Masking peptide
Linker
CD3 binding site
ADG152 Parental Antibody
CD20 binding site
CD3 binding site

* Data presented at ASH 2021 and summarized in press release issued December 13, 2021

15 ADAGENE

ADG153: A Highly Differentiated IgG1 Anti-CD47 SAFEbody®

- Anti-CD47 antibody with **IgG1-mediated** strong effector functions for potent tumor killing, while **minimizing antigen sink and red blood cell (RBC) depletion**
- Integrates safety and efficacy into one single modality

✓ **Potency:** Maximize tumor killing via **IgG1-mediated** ADCC and ADCP unlike other anti-CD47 antibodies in clinic

✓ **Safety:** Reduced RBC-related and antigen sink liabilities

  ✓ Well-tolerated at 10 mg/kg, with an 8% decrease in RBCs, versus a 49% decrease for Hu5F9 analog in IgG4

✓ **PK:** ~8-fold prolonged half-life for convenient dosing and administration

ADG153 SAFEbody – G1


Masking peptide
Linker
CD47 binding site

IgG1 isotype introduces potent antibody-dependent cellular cytotoxicity (ADCC), and antibody-dependent cellular phagocytosis (ADCP) effector function

* Data presented at ASH 2021 and summarized in press release issued December 13, 2021

16 ADAGENE

Global Partnerships and Collaborations Validate Our Platform

Clinical Collaborations	– Three Ph 1b/2 trials with pembrolizumab (MERCK) – Ph 1b/2 trial of ADG106 and nivolumab in advanced NSCLC in Singapore (STCC)
SAFEbody ADC Development	– $11M upfront, up to $780M in milestones, plus royalties; $3M milestone achieved* (EXELIXIS) – Licensing fee, up to $166M milestones, plus royalties and certain right to Greater China (ADC Therapeutics) – Development of an ADC against a solid tumor target (TANABE RESEARCH LABORATORIES)
DPL Discovery	– Antibodies targeting HERV associated with RCC (NIH) – Generate antibodies targeting novel antigens (Celgene, Bristol Myers Squibb) – Antibodies against multi-transmembrane targets (gsk)
Validation by Other Entities	– Two programs: an anti-PD-L1 (ADG104), and a novel anti-CSF-1R (ADG125 / BC006) (三金集团) – Discovered cross-reactive agonistic antibody for IO (恒瑞)

* Successful nomination of SAFEbody candidates announced December 2021

17 ADAGENE

Financial Summary 18 As of June 30, 2021 As of December 31, 2021 Cash and cash equivalents (unaudited) US$208 million Approximately US$174 million

Thank you 19